Filed by Calix, Inc.

Commission File No. 001-34674

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Occam Networks, Inc.

Commission File No. 001-33069

This filing relates to the proposed acquisition by Calix, Inc., a Delaware corporation (“Calix”), of Occam Networks, Inc., a Delaware corporation (“Occam Networks”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of September 16, 2010, by and among Calix, Ocean Sub I, Inc., Ocean Sub II, LLC and Occam Networks.

Event: Calix to Acquire Occam Networks | Consulting Engineer Overview Webinar

Time: 9/20/2010 – 9am PDT

Participants: Carl Russo, Calix president and CEO Geoff Burke, Calix Senior Director, Corporate Marketing

Mr. Geoff Burke: Hello, everyone, and welcome to the Calix Acquisition of Occam Networks Consulting Engineers Discussion and Q&A Webinar.

My name is Geoff Burke. I’m the Head of Corporate Marketing here at Calix.

I’ll be kicking off this discussion here, today, and moderating the question-and-answer session at the end of this one-hour discussion.

Joining me on today’s call is Carl Russo, President and CEO of Calix.

We appreciate your taking the time to join us today.

As we shared publically, this is a very strategic acquisition for us and one that we believe will have a number of near-term and sustained long-term benefits for our communication service provider customers.

In a moment, Carl will briefly frame the strategic vision for you, and then we will look forward to your feedback and questions.

However, before we begin, let’s review some webinar logistics.

In the interest of preventing distraction or interruption to webinar attendees, this conference bridge has been broadcast. We will—we would appreciate it if each one of you joining the bridge can mute your call to make sure that—uh, that you’re not interrupting the—um, uh, the overall conference, um—the overall, uh, conference activity.

In order to encourage interactivity, your webinar control panel has been enabled with a Q&A module. Feel free to type a question at any time during any presentation. Your questions will be directed straight to Calix personnel monitoring this webinar session.

All questions will be placed in a queue and addressed during the Q&A section at the end of today’s webinar. In the event that we run out of time, any questions not answered during this webinar will be answered with direct follow-up.

Additionally, if you are having sound or viewing issues, please use the control panel Q&A module to communicate your problem.

Now, with logistics out of the way, I’d like to introduce Calix President and CEO, Carl Russo.

Carl?

Mr. Carl Russo: Good morning, everyone. Welcome, and thank you for joining us this morning.

We’re going to review and answer questions regarding this very exciting event, and as such, I intend to maximize the value of this call by moving through the prepared slides relatively quickly so that we can invest the majority of our allotted time to your questions.

And so, again, to repeat Geoff’s request, if we can all be on near-end mute, I would appreciate it.

So, Geoff, if you could move the slide forward, please?

So, just as a quick outline—I think everybody has seen the press, um, but this is $171 million transaction, partially in stock and partially in cash. We expect it to close somewhere between Q4 and Q1 as we move through shareholder approval and regulatory approvals. And at that point in time, when we close, uh, we will come out with a complete communications package, both to our investors and to our customers.

To project a rough size on this, you can see the numbers. Uh, I won’t take you through it other than to say we’re obviously very, very excited by this transaction and moving forward.

Geoff, next slide, please?

And I apologize in advance of me saying, “Next slide.” I’m in one location, and Geoff is in another.

So, I won’t, again, read the slide. I’ll simply take you through this notion of accelerating.

This transaction is all about accelerating our view and our vision towards unified access. I think all of you are very familiar with both companies.

And when we look at the strategic rationale for what we are doing, as we’ve continued to help our customers’ network evolve towards a future that is all-IP services over Ethernet, over glass and wireless, we are excited by what we are seeing in our portfolio and what we’re seeing in the transaction of our—pardon me, the traction of our products.

The E7, as you know, is often to a great start, and this just further emboldens us to want to go, and go even faster, down that path.

The group that exists at Occam is, we believe, the most deeply experienced group in bringing Ethernet to the access environment. As you know, they have built a multiservice platform that runs over purely Ethernet.

Unlike the C7, which is a multiservice platform that moves over both Ethernet and SONET, they’ve been pursuing that Ethernet vision for over 10 years. And we think bringing that experience to our already accelerating roadmap will make a great difference to our customers in their ability to win.

Geoff, if you could go to the next slide, please?

And so, with that, I want to make sure that it’s clear that there are a number of things that we think this partnership brings to us. And oftentimes, we focus, on these types of acquisitions and mergers, on the products or the technology, and I would be remiss if I didn’t say, again, that this is about people.

And it’s very reminiscent of our acquisition in 2006 of Optical Solutions Inc., which brought many things. But, what it mostly brought was what we believed, at the time, to be the most deeply experienced team in fiber access.

And that team, fully integrated with the team that existed at Calix, has now brought us into a leadership position in fiber access with what we believe to be the broadest family of ONTs and the deepest resources focused on fiber access in the industry.

In this case, from a technology standpoint, there’s a set of things that have been developed, but I’ll call your attention to, again, that Ethernet portfolio. It broadens our family of ONTs, and it also enhances our range of voice flexibility to include MGCP.

So, we will stay focused on bringing new innovations to the marketplace as we continue down this path of pursing a unified access vision.

Geoff, next slide, please? And again, let’s make sure we’re all on near-end mute.

So, what can you expect from us? As you’ve heard from us time and time again, we are focused on access. That is, in fact, our approach to the marketplace.

So, you now need to—we’re going to have to get to near-end mute. Can we all take a moment to make sure we’re on near-end mute? Thank you.

Um, we’re going to continue to stay focused on the access marketplace. We see no reason to stray from that, and as such, we’re going to continue to stay focused on our direct engagement model.

We will, obviously, broaden our work with partners, but everything about this is designed to bring more feet on the street to expand out engagement model.

And last, but not least, if you combine the Calix Compatibility Lab, the CCL, with Occam’s OPAN Program, we believe we have, by far, the broadest interoperability program in the industry.

Next, Geoff?

And so, when we look at the platforms—and key in this is looking at how the products are positioned, keeping in mind that the C7 and the BLC 6000, we believe, are leadership products in the multiservice space.

Combined with the E7, as we go forward, and newly announced products like the E3, which are focused, really, on an all-glass environment - so, taking fiber forward into that environment, bringing the two ONT portfolios together, taking the best of the OccamView EMS and making sure that the entire unified access portfolio is managed by CMS, we are extremely excited by what the merged product sets will bring.

Geoff, if you could go to the next slide?

So, again, across the board, in a unified platform, I want to make sure that it is clear that we will, in fact, move forward with the BLC 6000 as our B-Series, and it will do the things that we expect it to do inside of the unified access infrastructure while doing a number of things from an interoperability standpoint.

For example, first step, we intend to merge the ONT product sets into the broadest ONT product set available and make sure that product set will then work with the B-Series, the C-Series and the E-Series.

Secondly, we will integrate all of our unified access portfolio into CMS, which we consider to be a state-of-the-art, broad and robust management system platform.

And third, we will make sure that we bring the B-Series onto converged 10 gigabyte Ethernet rings so that the B-Series can interoperate with the C-Series and the E-Series on the same rings. We consider this, as you build networks into the access infrastructure, to be a critical component of that unified access vision.

Last but not least, we are absolutely going to extend our technology on the voice side to include MGCP.

Geoff, next slide, please?

So, I think I may ahead of the slide. Let me make sure there isn’t something I missed.

Um, I want to spend a moment on this slide, um, because we’ve all been through mergers and acquisitions. And as you watch mergers and acquisitions, I think the easy question to ask, here, is, “How are we going to keep three platforms moving forward? Doesn’t that ultimately represent an R&D burden that won’t persist?”

And the answer is, at first blush, I believe it’s the right question to ask. However, when you go under the covers of the different platforms, you may actually see why we will be able to not only bring those three platforms forward but actually derive significant R&D synergies and leverage accordingly.

Interestingly enough, the B-Series and the C- and E-Series actually all use the same DSPs and network processors. So, the same digital signal processors and the same network processors are used throughout the same three platforms.

It certainly was not by design. Um, it is coincidental and serendipitous, but it does allow us to pursue, for example, a common OMCI OLT/ONT model across all three platforms, a common VDSL2 model across all three platforms and a merged and common 10 gig ring transport side of the—of the platforms as well.

As we do that, it frees up what had previously been, frankly, duplicated R&D efforts. So, keep in mind, Occam had been pursuing producing, for example, and expanding their fiber access portfolio. We are expanding our Ethernet portfolio.

Calix has great expertise in fiber. Occam has great expertise in Ethernet. We can remove a lot of duplicated effort because of these common subsystems, and therefore, accelerate, going forward, our entire vision for our roadmap.

This will enable us to bring these three platforms to the marketplace and not only move forward with them but, we believe, actually enhance and accelerate the roadmaps for all three.

So, it’s with an understanding of the underlying design of the systems themselves that, I think, you can start to understand why we actually robustly believe that we will not only keep the three platforms going forward but accelerate it.

Geoff, next slide, please?

And so, the embodiment of that vision is on this slide. This is precisely what we intend to achieve, and we will pursue beginning the first day after the transacting closes, keeping in mind that we are, until this—we are one company, we are two companies. And so, we have a combined vision of how we want to proceed, but we will operate as separate companies until that day.

Well, I’d like to stop there and open it up for questions, and I’d really like to spend the majority of our time now getting into the questions that you all have.

So, Geoff?

Mr. Geoff Burke: Sure.

Thank you, Carl.

Um, at this time, we’d like to take the opportunity to begin addressing questions that have been submitted during the webinar session.

If you have not already done so, please feel free to submit questions through the webinar control panel Q&A module.

I’ll, uh, give everyone a couple of minutes to—uh, please feel free to type in your questions.

The first question that popped up, Carl, is, “What are your plans for the Santa Barbara office?”

Mr. Carl Russo: Um, the reason I’m chuckling—as some of you may be aware, well, Calix is headquartered in Petaluma, and I live in Petaluma. I have a house there. Um, my family, which means me and my kids and wife, actually live in Santa Barbara.

Um, so, don’t rush to a conclusion. Not planning on not reporting to work in Petaluma, um, but obviously, having a residence in Santa Barbara will make it easier for me to swing by that office as well.

So, we intend to maintain the Santa Barbara facility as a development facility. The headquarters of Calix will remain in Petaluma.

Keep in mind, by the way, that Occam, in recent times, has built a significant presence in Fremont - so, in the South Bay, and we will be continuing in that facility as well, as we believe it gives us access to a continued and expanded talent pool.

Mr. Geoff Burke: So, Carl, another question popped up here, which is, uh, “What optical protocol will you be utilizing to make both the B-Series and the C-Series interoperable?”

Mr. Carl Russo: So, as you know, we have the EXA kernel, um, which stands for the Ethernet eXtensible Architecture, that we have continued to build as the kernel for what we believe to be the outdoor LAN of the future.

There are clearly things that we believe Occam has innovated in that arena. I can’t answer your question directly yet, but I suspect, provided it’s standards-based, we’re going to be pulling things from both of those together to come up with that 10 gig ring of the future.

But, I do not have an answer in specific yet, and we will not answer that specifically until the close. At that point, we will roll out, “Here’s exactly what we are going to do,” but rest assured they will sit on the same 10 gig rings.

Mr. Geoff Burke: So, Carl, another, uh, really, um, uh, tactical question here. “How will this affect any RUS RFQs that are currently out to both companies?”

Mr. Carl Russo: Uh, I don’t believe there should be any effect, as we are operating as separate companies until we are closed. And post the close, um—I mean, both companies are in very good stead with RUS.

So, I don’t know that I see any effect. If the questioner can further articulate some more detail—I just can’t imagine any effect other than positive, frankly.

Mr. Geoff Burke: Oh, I agree with you as well. I think it’d be difficult to—uh, to foresee anything, uh, certainly until the close of the transaction, which I think, as you mentioned before, Carl, will be, uh, near the end of Q4, beginning of Q1 next year.

So, the next question is, uh, “Do you have a rough timeline for the ONT integration, CMS integration, etc., for the B-, C-, and E-Series?”

Mr. Carl Russo: So, this is the CEO talking, so most of the engineers will probably cringe, uh, when I say this. And engineers, meaning the engineers of the combined Calix and Occam going forward.

But, we’re going to get after the ONTs very, very quickly, and we believe, actually, it can happen very quickly. So, months. We believe that CMS will take months. And we’ve done this before, so I think there is good reason for us to say that.

Now, having said that, I think the 10 gig ring, because of the technological pieces that we want to integrate, is going to take a bit longer. But, certainly, we believe it will be well able to execute on all of these three core items in 2011.

Mr. Geoff Burke: So, Carl, the next question has to do with ONTs, which was, uh, specific to—um, to Occam Networks. Um, “Will the existing Occam ONTs be upgradable to work with C7 and E7 equipment in the future?”

Mr. Carl Russo: It’s a great question, and so, let me be clear in my language.

We will make product rationalization decisions in the ONT families because there’s clearly some overlap. And what our intent will be is to take the best of the best and move forward.

Once, we’ve made that decision, then our intent is to have that whole family, which would not be a complete superset of what exists today but will represent an expansion of what exists in either company—we’ll take that whole set forward, and it will, in fact, work on the B-, C-, and E-Series, period.

Mr. Geoff Burke: So, Carl, the next question really gets into, uh, some speculation post transaction, which is, uh, asking, “What would you quote for the following Greenfield scenarios after the merger?”

And the question was for a GPON scenario, for an active Ethernet scenario and then for a copper—just POTS DSL scenario. And, uh, basically, allow—you know, looking for some guidance on, um, what we would actually—how we would apply the unified access portfolio post—uh, post transaction.

Mr. Carl Russo: So, really, what it comes down to, if you will, is to envision a flowchart that helps folks make a decision as to which platform is the best fit for their needs. And I think that’s sort of the question.

Um, I view the B-Series and the C-Series as two extraordinarily broad and capable multiservice access platforms that are really geared to evolve our customers’ networks.

So, when I think about what’s going on in the network, the first question I would ask is, “Are you talking about a multiservice environment or more of a narrowly focused environment?”

So, if I have copper fiber, and I’m taking a network from here to there, do I have a lot of TDM and ATM in my infrastructure, as an example, I’m probably going to lean towards the C7.

If I’m evolving the network, but I’m able to get to a pure Ethernet environment, then I’m probably going to head towards the B-Series. But, if I’m going to—if I’m able to go build, Greenfield, an all-glass environment, I’m going to lean towards the E-Series.

Now, there’s overlaps in each of those areas, but keep in mind that the C—the B-Series, as you know, is a cascading architecture where you’re daisy-chaining, uh, each individual blade and building a network.

The C-Series and the E-Series are more chassis and switching-based, so each has its plusses and minuses, depending upon how you think about throughput, management, and going forward.

The E-Series itself—so the E7 will have VDSL2 instantiated in it, as I’m sure you’re all aware. Having said that, it was not optimized around copper. It was optimized purely for glass, going forward. So, it’s a hundred gig per slot. I think those are things that help determine where we position each for maximum effect for our customer.

Mr. Geoff Burke: Perfect.

Thank you, Carl. Um, we have another question here about how the integration affect the sales and support teams before and after the close. So, basically, uh, what does the, uh, sales and support organization look like after the close of the transaction?

Mr. Carl Russo: Well, before, it doesn’t affect it at all, other than it’s my expectation that our sales team at Calix—and it is certainly—my expectations of Bob Howard-Anderson and his sales team is that they will be competing, um, and going accordingly.

Post the close, as I stated earlier, we intend to use this as an opportunity to, yet again, broaden our direct engagement model as we have in the past. Each time we have done this, either through acquisition or growing our business, we have added more and more resources into our geographic coverage model. This will be no different.

So, it’s our intent to continue to broaden and deepen those teams to make sure that we can directly touch all of our customers, prospects, etc.

Mr. Geoff Burke: So, the next question gets—uh, is somewhat of a revisit of an earlier one, which was, uh, “Will the ONT product line represent a complete merge of Calix and Occam product portfolio, or will some of the products”—?

Mr. Carl Russo: [—Unintelligible—.]

Mr. Geoff Burke: —Be discontinued—?

Mr. Carl Russo: [—Unintelligible.]

Mr. Geoff Burke: Specifically, um, what they’re interested in knowing is the support for the Motorola Sword module, now supported by Occam.

Mr. Carl Russo: So, don’t know the particulars. Those decisions will be made. It will not represent a complete superset.

So, if you think about Venn diagrams, uh, there is clearly some separation of the sets and clearly some overlap. So, it will not represent a logical superset. It will—it’s going to represent the best logical set of the total.

On each individual feature, uh, I cannot speak to it, um, and we won’t have those merged roadmaps out for a while and likely will not communicate them until the close.

Mr. Geoff Burke: Carl, going back to a—uh, a question on the salesforce, there’s a new question about, “Will you combine the salesforces?” You want to revisit that for a second?

Mr. Carl Russo: Um, well, we’ll—yeah, um, sure. We’re going to combine the salesforces. But, I’m not sure that’s the question.

Mr. Geoff Burke: That is indeed the question.

Mr. Carl Russo: Okay, but, I mean, I—look, we’re going to continue to add folks to our direct model, and the only way I know how to make acquisitions successful is to keep the talent in the business.

That having been said, where folks end up being assigned and what we’re doing, currently all up for grabs, and we’re still working through those pieces and will be right up until the close.

But, we absolutely intend to have the very talented sales folks that exist in both going forward with us, and that includes sales engineers, account manager, TAC, etc.

Mr. Geoff Burke: So, Carl, the question that, uh, came up next is more of a statement than a question, but I think it opens up, uh, an interesting area that you’ll probably want to delve into.

Uh, the statement is that customers purchasing either the E-Series or B-Series may have some reluctance now because, sooner or later, uh, one will probably be MD’d in the future.

I think that—uh, I know that you’ve addressed this, um, uh, in other ways already, but, uh, it’s probably worth reiterating, uh, one last time.

Mr. Carl Russo: Actually, the MDing is an interesting question, and it relates to—and for those of you who I’ve met and have spoken with, footprint drives everything in a long-life system business.

The C-Series, as you know, is approaching 30,000 systems in the field. So, do the math, I guess, some 600,000 slots. Um, the B-Series, as you’re well aware on this call, has established quite a strong footprint, um, especially in the tier threes and the tier fours. And the E-Series, uh, as you’ve heard in our public remarks, has gone ripping past a hundred customers in less than six months.

All three platforms either have or are about to have tremendous footprint. And so, footprint is what drives an R&D stream. If you don’t have footprint, then the product line’s going to get MD’d.

By the way, I don’t care how big the company is. If the product goes out, and it’s a failure, and it doesn’t get footprint, it’s going to get shot.

All three of these product lines, I believe, are or are about to be raging successes. And with that in mind, each of them will get its own attendant R&D stream built on top of the leverage of the subsystem commonality that we will drive that I spoke to earlier.

So, I can certainly understand the question and it being, “Well, I need to understand this in order to make a decision.” However, I would be happy to sit down with any customer at any time to help them understand why we will continue developing accordingly.

And you’d develop each architecture until it fundamentally runs out of headroom, and then you’re going to sustain it for that many more years, accordingly. And we have a pretty long history, even as a relatively young company, of actually keeping things in serviceable mode for many years after—uh, you know, for examples, in the OSI acquisition, they had MD’d a product prior to the acquisition, which was called the Fiber Drive. Uh, we actually extended the serviceable life of that product to 2015, I believe.

So, I don’t know of any other vendor that has a commitment to keeping the serviceable lives going forward and keeping the developable lives going forward.

So, a long-winded answer to that question is we will continue down the path of all three of these platforms. If we didn’t have the synergies, it would be a different discussion.

Mr. Geoff Burke: So, Carl, I’m glad this next question came up. I think it gets to one of the key values of the—uh, of the transaction.

Um, “At the user group meeting last year, R&D was estimated to be about $45 million or about 18 percent of revenue. Is this expected to increase, due to the joining of these two units?”

Mr. Carl Russo: Um, yes. We expect the R&D run rate to be over $16 million per quarter, focused solely on access.

And I dare say that the rate of innovation, given the product innovation process that we have, the R&D synergies that I spoke to earlier, the opportunity to get rid of duplicated efforts in R&D, with that R&D stream, you’re going to see an acceleration in innovation for the foreseeable future.

All I can tell you is come to the user group.

Mr. Geoff Burke: So, Carl, getting back to ONTs, the question is, “If our clients continue to purchase B-Series and existing Occam ONTs until the final ONT portfolio’s available, will the existing B-Series equipment be upgraded to support both the existing Occam ONTs as well as the new portfolio in the same access network?”

So, again, I think just a revisiting of—uh, of what our vision is for, uh, um—for the transition of—uh, to the combined ONT portfolio.

Mr. Carl Russo: So, this strikes a personal note, And for many of you on the call, you may be familiar with this—with the 500-Series ONTs that existed at the OSI acquisition that we did not bring across to the C7, um, from a pre-standard basis, etc.

In retrospect, we learned a lot from that decision. It probably was still the right decision to make. But, rest assured, we will go forward and make—and by the way, I believe we’ve made it right for all of those customers economically, but technically, we’re going to do our best to carry everything forward to make sure our customers are not in a position where they have to go out and change something that they have to get in a truck to go change.

So, that’s our intent. There may be corner cases where we’re unable to achieve that, in which case, as you have seen from us in the past, we will do what’s right to help our customers be in a position to win. That’s what we’re in business to do.

Mr. Geoff Burke: So, a very straightforward one here. “Will,” uh, “the Calix Certification Program be upgraded to include the Occam products?”

Mr. Carl Russo: Uh, the answer is yes.

Mr. Geoff Burke: Any thoughts as to how long will duplicate products, slated for being discontinued, be supported, and what will the process for—uh, be for replacement, especially for products purchased during the transition?

So, I think, uh, again—uh, I think we’re revisiting, uh, some of the concept already, uh, that we’ve already discussed, but, uh, there’s little nuances here and there.

Mr. Carl Russo: No, I think that’s a great question because, again—um, look, it gives me an opportunity to speak of something that I’m very proud of with Calix.

I think this entire team has done an outstanding job of helping our customers through product transitions, financially helping them get to next generation platforms, moving forward, putting feet on the street.

Uh, you know, each individual situation is individual situation, but stranding a customer and not helping them get to the next place I don’t believe is a good way to succeed in a systems environment.

So, that’s been our culture. It’s been our approach. It will remain as such.

The individual circumstances will likely have to be evaluated on a one-by-one basis. But, we certainly want people to be comfortable purchasing from either vendor in this next period of time, knowing that we’ll stand behind what we’re doing.

Mr. Geoff Burke: Carl, do you foresee the E-5, um, 100s, uh, being MD’d in favor of Occam copper solutions?

Mr. Carl Russo: It’s an interesting question. It’s the obvious question to ask, and we’re going to do that detailed review coming up in the next few weeks and try and get at some of those questions early on.

So, I don’t know the answer to it, but it is certainly a logical question to ask.

Mr. Geoff Burke: We’re, uh, getting to the last, uh, questioners—uh, or so here, so if there are any other questions, I encourage, uh, folks to dial some in here.

Um, that said, uh, a question about the transaction, “Were you able to achieve this acquisition using your funds from going public, or is there debt involved?”

Mr. Carl Russo: Um, so the answer to the question is there is no debt involved. The balance sheet is very strong today and post-transaction.

So, keep in mind that part of the way this transaction was done was with shares of stock. Um, we’ll issue some 16 percent of our outstanding shares, maybe a little bit more, maybe a little bit less, um, to achieve the transaction.

And then, in addition to that, we’ve used cash to make up the remainder. Some of that cash, obviously, is coming in the acquisition because, as you’re well aware, Occam had cash on their balance sheet.

So, we remain debt-free, and we have very strong relationships with our bank, should we decide to borrow money for some reason, like an even bigger bash at the user group meeting, which, by the way, if I haven’t asked you, you should all come because you’re going to see lots of wonderful things.

Sorry, Geoff, for the advertisement.

Mr. Geoff Burke: So, um, uh, another, uh, post-transaction question, which was, uh, “Will Bob Howard-Anderson have a position at Calix, and will any Occam board members be on the Calix board?”

Mr. Carl Russo: So, there will be one board member from the Calix board—from the—I mean, from the Occam board joining the Calix board. Uh, not named as of yet, um, but it will be nominated and go accordingly as by, you know, mutual consent.

Um, and I am personally looking forward to Bob having a role in the company, but let’s keep in mind one item: um, that decision is not mine. That decision is Bob’s. So, I’ve been impressed with the way he’s handled himself throughout, um, and I—look, I think he’s a strong leader.

So, again, as I said at the outset, the way to make acquisitions successful is by retaining the talent, not by giving it walking papers.

Mr. Geoff Burke: So, Carl, a question on warrantee and supports. Uh, “Will the warrantee and support remain as is with Calix?”

Mr. Carl Russo: So, as you know, Calix has a particular and a peculiar approach to the market with our all-in, uh, upfront approach with CMS. That’s somewhat different from Occam’s go-to-market model, um, as you know.

At this point, both of those go-to-market models will remain until we decide how to resolve them. But, let me be clear, the Calix go-forward business model of CMS, that one, easy-to-pay monthly fee and all of the maintenance, TAC, software downloads, etc., being free, included, uh, will remain as the Calix go-forward model.

Mr. Geoff Burke: So, Carl, another question’s popped up here on—uh, on ongoing technical support, which was, uh, “After the acquisition, how long will legacy Occam equipment receive technical support?”

Mr. Carl Russo: Forever. Just as we’ve supported every platform and everything that we have to date.

I mean, for example, you know, legacy TAC support still exists on the Fiber Drive, um, from OSI. So—and that platform was MD’d and DD’d. So, there’s development discontinuance, manufacturer discontinuance and service discontinuance.

That platform was DD’d and MD’d, uh, in 2005, I believe, and we’ve actually agreed to support it through 2000—either in ‘13 or ‘15. I think it’s 2015 now.

So, after a product has been development discontinued and manufacturer discontinued, we continue a long, long, long tail of support because our customers keep these products in their networks for a long, long time. And we are many years away from any kind of discontinuance discussions on the B-Series, the C-Series or the E-Series.

Mr. Geoff Burke: So, again, if there are any other questions out there, um—oh, here’s one that popped up. Uh, “Will this acquisition enhance your international strategies?”

Mr. Carl Russo: No question.

Um, some of the things that, you know, Occam has started to probe into and forward with is their international expansion. We have plans there as well.

Look, stated differently, this—in addition to accelerating our vision for unified access, this accelerates the business plans that we have as a company by some 12 to 18 months.

Um, measured from a revenue standpoint, from a cost of goods sold standpoint, from a addressable market standpoint, um, everything about this sort of puts our ability to go address things, uh, a year to a year and-a-half ahead of where we were.

So, emphatically, yes.

Mr. Geoff Burke: Well, I’ll give everyone another minute to, uh, submit some questions, um, but, uh, I think we’ve had a very good, uh, and lively discussion so far.

Um, Carl, were there any, uh, parting words you wanted to share before we wrap things up here?

Mr. Carl Russo: Well, again, if there’s more questions that come in, we’ll answer them, but my parting words would be this, first and foremost.

Um, many of you attended the user group last year, which I think was a heck of an event. Um, I can tell you this year’s, uh, will be quite a bit better an event. And I’m not just talking about the entertainment. I’m talking about who will be there, who’s speaking, uh, and what we will be showing, maybe unveiling.

So, I think it’s a must-see event, and I would encourage everyone to be there, number one.

Number two, as we go through this, there are going to be many questions that I suspect your customers will throw at you regarding the intent of this merger.

Um, I know many of you personally. Don’t hesitate to get in touch with our team, Jerome Day, anyone that you feel necessary to send an e-mail to or just pick up the phone and call.

Uh, any question that you can ask, we will answer. We think it’s very, very important that you understand our intent and where we are going from here with these combined sets.

Mr. Geoff Burke: All right.

Well, thank you, Carl. I think that, uh, wraps up the questions and—uh, in your part of the presentation.

I would also like to remind you that if any questions or concerns come up after the conclusion of this webinar, we encourage you to contact Jerome Day, our fully dedicated Consulting Engineering Program Director, and he will answer—or pull together the necessary Calix resources to address your issue.

Uh, Jerome can be reached directly at 770-296-8812. That’s 770-296-8812. Or, of course, at Jerome.Day@Calix.com.

So, again, I think that, uh, wraps up our questions and presentation for the day.

Thank you very much for your time, uh, participation, uh, and feedback.

We appreciate the opportunity to continue to work with you to address the needs of our communication service providers.

And, uh, thanks again, take care and good bye.

Additional Information and Where You Can Find It

Calix will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Calix and Occam Networks with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting Calix Investor Relations by e-mail at Carolyn.Bass@Calix.com, by telephone at 415-445-3232 or by mail at Investor Relations, Calix, Inc., 1035 N. McDowell Blvd., Petaluma, CA 94954 or by contacting Occam Networks Investor Relations by e-mail at ir@occamnetworks.com, by telephone at 805-692-2957, or by mail at Occam Networks Investor Relations, 6868 Cortona Drive, Santa Barbara, CA 93117.

Participants in the Acquisition of Occam Networks

Calix, Occam Networks, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of Calix common stock as of December 31, 2009 is also set forth in the prospectus filed by Calix on March 24, 2010 with the SEC. This document is available free of charge at the SEC’s web site at www.sec.gov or by going to Calix’s Investor Relations page on its corporate website at www.Calix.com. Information concerning Occam Networks’ directors and executive officers is set forth in Occam Networks’ proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 8, 2010.

This document is available free of charge at the SEC’s website at www.sec.gov or by going to Occam Networks’ Investor Relations page on its corporate web site at www.Occam.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Calix stockholders or Occam Networks stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the words, “believes,” “views,” “expects,” “projects,” “hopes,” “could,” “will,” “intends,” “should,” “estimate,” “would,” “may,” “anticipates,” “plans” and other similar words. These statements are based on management’s current expectations, estimates, forecasts, projections and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about the timing of closing the acquisition and timing of the integration of product lines; the ability to integrate the companies; advantages of the combined organization; future financial and operating results and debt after the acquisition; benefits of the acquisition to stockholders, employees, customers and partners; potential synergies and cost savings resulting from the acquisition; the ability of the combined organization to integrate platforms and products to accelerate opportunities for customers and provide an enhanced Unified Access portfolio of advanced broadband systems; the ability to bring new innovations at a faster pace and bring new technologies into new markets; plans to pursue larger and international markets; the size of markets; the ability to accelerate Calix’s Unified Access roadmap, align with customer needs and accelerate their ability to successfully deliver enhanced broadband services to their subscribers; plans to increase sales and support coverage; ability to enhance solutions development, testing and quality; the ability to increase the range of deployment options, create closer relationships with customers and partners and enhance alignment with communication service provider networks and business model transformations; the ability to enhance the customer engagement model and expand interoperability; the combined organization’s ability to innovate and accelerate the time-to-market of new functionality and solutions, enhancing the Unified Access portfolio with more options and form factors to fit multiple deployment scenarios and expanding the field organization to serve its customers; the intent to accelerate development on existing and acquired platforms and the ability of continued research and development to accelerate innovation and time-to-market; the expectation that combining resources will deliver higher levels of support and service and drive greater customer satisfaction; the ability to expand its direct engagement model; plans to support existing product lines and platforms and make further investment in both companies’ roadmaps; the ability to integrate platforms and products to accelerate opportunities for customers and broaden the Calix Unified Access portfolio; the ability of the combined organization to align with CSP needs and the ability to facilitate and help accelerate transformation of a CSP’s business and help CSPs to long term sustainable success; the ability to leverage Calix’s operating model; ability to accelerate Calix’s strategic road map and business plan and increase its competitiveness and international strategies; plans regarding the board of directors, executive leadership and offices of the combined organization; and other statements regarding the proposed acquisition. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Occam Networks does not receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which Calix or Occam Networks expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Occam Networks stockholders to approve the proposed acquisition; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Calix and Occam Networks generally, including those set forth in the filings of Calix with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Calix’s prospectus filed with the SEC on March 24, 2010 and its quarterly reports on Form 10-Q, Occam Networks’ annual reports on Form 10-K and quarterly reports on Form 10-Q, each of Calix’s and Occam Networks’ current reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date hereof. Calix and Occam Networks are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.